UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2025

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated June 11, 2025.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports on results of the 2025 Annual General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Fabrice Chouraqui

	Name:	Fabrice Chouraqui
	Title:	CEO

Date: June 11, 2025

Pharming Group reports on results of the 2025 Annual General Meeting of Shareholders

Leiden, the Netherlands, June 11, 2025: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM / Nasdaq: PHAR) announces that at its Annual General Meeting of Shareholders (AGM) held today, all proposals were approved.

Dr. Elaine Sullivan, a seasoned leader in the international pharmaceutical and biotech industry with deep R&D expertise and public non-executive board experience, was appointed to the Pharming Board of Directors, upon binding recommendation of the Board of Directors, for a period of four years (agenda item 3).

Mrs. Jabine van der Meijs and Mr. Leonard Kruimer were reelected as Non-Executive Directors, upon binding recommendation of the Board of Directors, for a period of four years (agenda items 4.a and 4.b respectively).

After six years of dedicated service to the company, Mrs. Deborah Jorn did not stand for re-election. In addition, Mr. Steven Baert, who served on the Board for four years, did not stand for re-election. On behalf of the Board, Richard Peters, Chairman, expressed his heartfelt gratitude to Deborah and Steven for their services and many valuable contributions.

Shareholders also approved the proposals to reappoint Deloitte Accountants B.V. as the external auditor of the Company for the financial year 2025 (agenda item 5), to renew the authorizations for the Board of Directors to issue shares (agenda item 6) and to repurchase shares (agenda item 7).

A recording of the webcast, presentation slides from today’s AGM, the voting results and more details regarding agenda items are available on the Company’s website under Investors/Shareholder Meetings.

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. We are commercializing and developing a portfolio of innovative medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, the Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

FTI Consulting, London, UK
Simon Conway/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, the Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl